UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KATE SPADE & COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-10689	13-2842791
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Park Avenue, New York, New York	10016
(Address of principal executive offices)	(Zip Code)

Christopher T. Di Nardo (212) 354-4900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

ITEM 1.01. CONFLICT MINERALS DISCLOSURE AND REPORT.

Conflict Minerals Disclosure

Overview

Pursuant to Rule 13p-1 (the “Rule”) under the Securities and Exchange Act of 1934, as amended, Kate Spade & Company (the “Company”) adopted a Conflict Mineral Policy (the “Policy”) with a goal to be “Conflict Free.”  Before beginning its 2014 country of origin inquiry, based on the definitions of “product” and “contract to manufacture” included in the Rule, the Company reviewed its supplier list for applicable products and risks of necessary conflict minerals (tin, tantalum, tungsten and gold (“3TG”)) that originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”) included in such products.  The Company’s analysis concluded that its primary risk related to small quantities of gold and / or tin contained in products such as zippers, clasps and other closures in its apparel, fashion accessories and jewelry.

Country of Origin Inquiry Process

The Company reiterated its Policy to applicable suppliers by providing information about the Rule and requesting that such suppliers adopt a “conflict free” policy and continue investigating the origin of 3TG minerals that were necessary to the “functionality of product” (as defined by the Rule) that they supplied to the Company.  This required suppliers to investigate multiple tiers of purchases of components of their products being supplied to the Company. The Company also distributed to its suppliers a Conflict Mineral Template (the “Template”) that was developed by the Conflict Free Sourcing Initiative to facilitate disclosure and communication of information regarding smelters and refiners that provide materials to a manufacturer’s supply chain.  The Template requests information regarding: (i) a direct supplier’s conflict-free policy; (ii) its due diligence process; and (iii) its supply chain, including the names and locations of smelters and refiners and the origin of 3TG used by those facilities.

The Company sent 91 Templates to its suppliers and the response rate was 100%.  Of the responses received, 48 stated that there were no 3TG minerals necessary to the functionality of the product in the merchandise supplied to the Company and 42 declared that the necessary conflict minerals did not originate in the Covered Countries.  Three of the suppliers also indicated that necessary minerals came from scrap or recycled sources.  The remaining supplier was “uncertain” of the origin.

The Company will continue to investigate the origin of necessary conflict minerals and require its suppliers to take further steps to verify the origins of necessary conflict minerals.  This information can also be found on the Company’s website at www.katespadeandcompany.com.

ITEM 1.02. EXHIBIT.

Not applicable.

SECTION 2 – EXHIBITS

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KATE SPADE & COMPANY

Date: June 1, 2015	By:	/s/ George M. Carrara
	Name:	George M. Carrara
	Title:	President and Chief Operating Officer